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                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE        ONE FRANKLIN SQUARE
                        BOSTON, MASSACHUSETTS  02110-2624   1301 K STREET, N.W.
30 KENNEDY PLAZA                 (617) 951-7000                  SUITE 800 EAST
PROVIDENCE, RI 02903-2358      FAX: (617) 951-7050    WASHINGTON, DC 20008-3333
(401) 455-4400                                                   (202) 626-3900
FAX: (401) 455-4401                                         FAX: (202) 626-3961



                                  July 13, 1999


State Street Research Institutional Funds
One Financial Center
Boston, MA  02111-2690

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value ("Shares"), of each of your Core Fixed Income Fund series, Core Plus Fixed Income Fund series, Core Large Cap Growth Fund series and Large Cap Growth Fund series (each such series, a "Series").

     We have examined an executed copy of your Agreement and Declaration of Trust dated March 3, 1999 (the "Declaration of Trust") on file in the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares of each Series. We have also examined a copy of your By-Laws and such other documents as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that:

     1. The beneficial interest of each Series is divided into an unlimited number of Shares.

     2. The issue and sale of the authorized but unissued Shares of each Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by State Street Research Institutional Funds (the "Trust") of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally

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ROPES & GRAY


State Street Research Institutional Funds    -2-                 July 13, 1999


liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-lA (File No. 333-73433) relating to such offering and sale.

                                  Very truly yours,


                                  /s/  Ropes & Gray
                                      -----------------
                                       Ropes & Gray